Mail Stop 3561

August 6, 2009

Barry McCarthy
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

Re: Netflix, Inc
File No. 000-49802
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. McCarthy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief